UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                           to
COMMISSION FILE NUMBER: 000-49883
A. Full title of the plan and address of the plan, if different from that of issuer named below:
Plumas Bank
401 (k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971
REQUIRED INFORMATION
1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.
The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEARS THEN ENDED
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2007
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-10

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Exhibit 23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of
  Plumas Bank 401(k)
  Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Perry-Smith LLP
Sacramento, California
June 20, 2008

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006

ASSETS

Investments (Notes 3, 4 and 5):
Participant-directed investments at fair value	$8,439,767	$7,770,733
Participant loans	187,349	175,562

Total investments	8,627,116	7,946,295

Net assets available for benefits at fair value	8,627,116	7,946,295

Adjustment from fair value to contract value for guaranteed investment contract — Stable Value Fund	2,701

Net assets available for benefits	$8,629,817	$7,946,295

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2007 and 2006

	2007	2006

ADDITIONS

Investment income (Notes 3, 4 and 5):
Net appreciation (depreciation) in fair value of investments	$365,033	$(60,781)
Interest and dividends	121,113	110,008

Total investment income	486,146	49,227

Contributions:
Participant	736,711	660,619
Employer	192,945	197,625

Total contributions	929,656	858,244

Total additions	1,415,802	907,471

DEDUCTIONS

Benefits paid to participants	732,280	1,203,735

Net increase (decrease)	683,522	(296,264)

Net assets available for benefits:
Beginning of year	7,946,295	8,242,559

End of year	$8,629,817	$7,946,295

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested.

Employer Contributions

The Bank provides a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. Bank contributions are subject to certain IRC limitations. During 2007 and 2006 the Bank did not make any discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s matching and discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)

Participant’s Investment Options

Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America. The investment options include a range of funds that are invested in shares of thirteen registered investment companies (mutual funds) that invest mainly in common stocks and bonds.

In addition, participants have the option of investing in Plumas Bancorp common stock, up to 50% of the participant’s total elective deferrals. These investments are also maintained by the Plan’s Trustee.

Participants may change their investment options without restriction.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Upon termination of employment or other reasons specified by the Plan, a participant with a vested account balance that exceeds $5,000 may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. For a participant with a vested account balance of $5,000 or less, a lump sum payment is distributed to the participant. Distributions between $1,000 and $5,000 may be made automatically to a participant without requiring the participant’s consent. If the participant does not elect to have such distribution paid directly to an “eligible retirement plan” in a direct rollover or to receive the distribution directly, then the Plan’s Sponsor automatically pays the distribution through a direct rollover to an individual retirement plan designated by the Plan’s Sponsor. As of December 31, 2007 and 2006, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $16,231 and $5,844 were used to reduce employer contributions for the years ending December 31, 2007 and 2006, respectively.

Administrative Costs

The Bank pays the administrative costs of the Plan. Investment management fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the guaranteed investment contract which is stated at contract value. Quoted market prices as of the last business day of the Plan year are used to value investments in registered investment companies (mutual funds) as well as in Plumas Bancorp’s common stock. Participant loans receivable are valued at the outstanding loan balances.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value at December 31, 2007. At December 31, 2006, the investment contract’s contract value approximated its fair value, so no adjustment from fair value to contract value is presented.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, the common stock of the Plan Sponsor, and a guaranteed investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 on January 1, 2008 and its adoption did not have a material impact on the Plan’s financial position or results of operations.

Fair Value Accounting

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 159 on January 1, 2008 and the Plan’s management did not elect the fair value option for any of its financial instruments.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
3.	INVESTMENTS

The following table presents the fair value of the investments in the Plan. Investments representing more than 5% of the Plan’s net assets as of December 31, 2007 and 2006 are separately identified.

	December 31,
	2007	2006

Investments at quoted market prices:
Davis NY Venture Fund	$1,296,873	$1,373,322
Euro Pacific Growth Fund	1,277,844	1,018,109
Plumas Bancorp Common Stock	1,270,935	1,534,242
Stable Value Fund	900,321	657,969
Jennison Growth Fund	669,523	573,586
Van Kampen Equity Income Fund	584,400	478,058
Goldman Sachs Mid Cap Fund	472,010	483,033
Franklin Small-Mid Cap Fund	470,108	394,999
PIMCO Total Return Fund	459,653	473,920
Other investments	1,040,801	783,495

	8,442,468	7,770,733

Other investments:
Loans to participants	187,349	175,562

Total investments	$8,629,817	$7,946,295

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value by $365,033 and $(60,781) during 2007 and 2006, respectively.
4.	CONCENTRATION OF INVESTMENTS

At December 31, 2007 and 2006, the Plan held investments in Plumas Bancorp common stock, representing approximately 15% and 19% of net assets available for benefits, respectively. A significant decline in the performance of Plumas Bancorp common stock could have a materially adverse impact on the Plan’s net assets available for benefits.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Insurance Company of America. Prudential Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
5.	RELATED-PARTY TRANSACTIONS (Continued)

At December 31, 2007 and 2006, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2007	2006

Number of shares	91,565	102,900
Fair value, based on quoted market values	$1,270,935	$1,534,242
The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, depreciated in value by $108,073 and $657,474 during 2007 and 2006, respectively, which is included in the total investment appreciation discussed in Note 3.
6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Bank by a letter dated November 20, 1992, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the financial statements.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Davis NY Venture Fund	Mutual Fund	*	$1,296,873

	Euro Pacific Growth Fund	Mutual Fund	*	1,277,844

	Stable Value Fund	Common / Collective Trust	*	900,321

**	Jennison Growth Fund	Mutual Fund	*	669,523

	Van Kampen Equity Income Fund	Mutual Fund	*	584,400

	Goldman Sachs Mid Cap Fund	Mutual Fund	*	472,010

	Franklin Small-Mid Cap Fund	Mutual Fund	*	470,108

	PIMCO Total Return Fund	Mutual Fund	*	459,653

**	Dryden Stock Index Fund	Mutual Fund	*	296,619

	Jennison Mid Cap Growth Fund	Mutual Fund	*	256,931

	Goldman Sachs Small Cap Fund	Mutual Fund	*	202,436

	Growth Fund of America	Mutual Fund	*	201,082

	Fidelity Adv Small Cap Fund	Mutual Fund	*	83,733

**	Plumas Bancorp	Common Stock — 91,565 shares	*	1,270,935

**	Participant Loans	Maturing at various dates through
		December 2011 at interest rates
		ranging from 5% to 9.25%		187,349

				$8,629,817

*	Information regarding the cost of investments at December 31, 2007 is not required as investments are participant directed.

**	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan

(Name of Plan)

Date: June 26, 2008	/s/ Andrew J. Ryback

Andrew J. Ryback
EVP/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm